June 3, 2021

DeCarlo McLaren

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust; File Nos. 333-122917, 811-21720

Dear Mr. McLaren:

On April 6, 2021, Northern Lights Fund Trust (the “Trust” or “Registrant”) filed a Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of PFG Tactical Income Strategy Fund (the “Fund”).

The Trust has revised the disclosure in the Fund’s prospectus and statement of additional information in response to comments given by you via telephone to Joshua Hinderliter on May 18, 2021. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

1.	Comment: Please supplementally confirm if the Fund will be relying on Rule 30e-3. If the Fund does plan to rely upon the rule, please consider include the cover page language required by Rule 498(b)(1)(vii).

Response: The Registrant confirms that the Fund intends to rely on Rule 30e-3. However, the Registrant respectfully declines to revise the existing disclosure. The Registrant notes that Rule 498(b)(1)(vii) requires the inclusion of the required Rule 30e-3 legend on the front cover of a registered fund intending to rely on the rule, “if applicable.” In this situation, the inclusion of the 30e-3 legend is not applicable.

Rule 30e-3(i)(1)(i)(A) states that a registered fund may rely upon the rule if “[t]he Company has included the required statement on each prospectus, summary prospectus, annual report to shareholders, and semi-annual report to shareholders, as applicable, required to be delivered or transmitted to shareholders for the period beginning on the date the Company first publicly offers its shares, and ending on December 31, 2020.”

The Registrant notes that the Fund first publicly offered its shares on May 2, 2020. Moreover, the Registrant notes that the legend required by Rule 498(b)(1)(vii) appeared on each prospectus and shareholder report applicable to the Fund during the required time period. Therefore, the Fund has complied with legend requirement imposed by Rule 30e-3 and intends to rely upon the rule going forward.

Prospectus

Principal Investment Strategy

2.	Comment: With respect to the disclosure, “[f]ixed income securities may be of any maturity or credit rating, including high-yield bonds (also known as ‘junk bonds’)”; please specify if there is any limit on the percentage of investment in high yield bonds, if not, given the liquidity profile of these investments please explain how the Fund determines that its investment strategy is appropriate for an open-end structure.

Response: The Registrant notes that the Fund would only have exposure to high-yield bonds through investment in Underlying Funds, including ETFs. Therefore, the Registrant does not believe that the Fund’s strategy poses any liquidity concerns.

3.	Comment: With respect to the disclosure, “[a]s a result, investors may select investments that are designed to be aligned with their level of comfort with investment risk”; please explain how investors will be able to select the risk level they are comfortable with. Is this risk profile listed somewhere in marketing or sales literature?

Response: The Registrant notes the following existing disclosure, “…the Adviser utilizes RiskPro®, a software technology developed by ProTools, LLC, an affiliate of the Adviser. Based on proprietary algorithms, RiskPro® provides an estimate of the range of gain or loss of a portfolio of securities over a forward-looking rolling twelve-month period.” Moreover, disclosure following the quoted disclosure in the Staff’s comment states, “For this Fund, the Adviser’s goal is to limit the Fund’s maximum range of total returns, over a twelve month period, to a gain or a loss of less than 20%. Depending on market conditions, the Fund’s potential gain or loss, as estimated by RiskPro®, may exceed 20% from time to time.”

The Registrant believes that this disclosure, when taken as a whole and read in linear order, clearly discloses to shareholders that the Adviser’s goal for the Fund is to seek to limit the gain/loss a shareholder may experience by investing in the Fund over a twelve month period to less than 20% depending on market conditions.

Principal Investment Risks

4.	Comment: The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely adversely affect the Fund’s NAV, yield, and total return. Please note, that after listing the most significant risks for the fund, the remaining risks may be alphabetized.

Response: The Registrant respectfully declines to reorder the principal investment risks of the Fund. The Registrant believes that the risks should remain alphabetical to avoid potentially misleading investors by giving the impression that the Registrant is able to correctly predict the rank of other risks. The Registrant further notes that there is no requirement in Form N-1A that restricts a fund from ordering its principal investment risks alphabetically.

5.	Comment: The Staff notes there may be an extra space between RiskPro Risk and Sector Risk. Please review and update as necessary.

Response: The Registrant has removed the extra space in question.

Portfolio Managers

6.	Comment: Please disclose that each portfolio manager is jointly and primarily responsible for the day to day management of the Fund.

Response: The Registrant has revised the disclosure in question to include the following sentence, “Each portfolio manager is jointly and primarily responsible for the day-to-day management of the Fund.”

Additional Information about Principal Investment Strategies and Related Risks

Principal Investment Strategies

7.	Comment: Please provide more fully an explanation of the fund of funds structure as well as identify and give brief descriptions of each of the underlying funds.

Response: The Registrant respectfully declines to revise the existing disclosure. The Registrant notes that Fund’s current disclosure includes a comprehensive explanation of the Fund’s fund of funds structure under the heading “Underlying Fund Selection Using Rational Analysis Strategy.” Moreover, the Underlying Funds in which the Fund invests will change from time to time, therefore rendering it impractical to provide brief descriptions of each of Underlying Fund.

Principal Investment Risks

8.	Comment: With respect to investments in exchange traded funds (“ETFs”), please disclose the following risks: (i) that the ETF’s market price may deviate from the value of the ETF’s underlying portfolio holdings particularly in times of market stress. List the results that investors may pay more or receive less than the underlying value of the ETF shares bought or sold; (ii) that where all or a portion of the ETFs underlying securities trade in a market that is closed when the market in which the ETF shares are listed and trading in that market is open, there may be changes between the last quotes from its closed foreign market and the value of such securities during the ETFs’ domestic trading day; (iii) confirm whether securities underlying the ETFs are traded outside of a collateralized settlement system, if so, please disclosure that there are a limited number of financial institutions that may act as Authorized Participants (“APs”) that post collateral for certain trades on an agency basis. Please also disclose that to the extent those APs exit the business or are unable to process creation and or redemption orders and no other AP is able to step forward to do so, there may be a significantly diminished trading market for the ETFs shares.

Response: The Registrant has revised the disclosure in question as follows (italics added to depict added disclosure):

Net Asset Value and Market Price Risk: The market value of ETF shares may differ from their net asset value. This difference in price may be reflect that the supply and demand in the market for shares of the ETF at any point in time is not always identical to the supply and demand in the market for the underlying basket of securities. Accordingly, there may be times when ETF shares trade at a premium or discount to net asset value. An ETF’s market price may deviate from the value of the ETF’s underlying portfolio holdings, particularly in times of market stress. Investors may pay more or receive less than the underlying value of the ETF shares bought or sold.

Authorized Participant Risk: Only an Authorized Participant may engage in creation or redemption transactions directly with an ETF. To the extent that Authorized Participants exit the business or are unable to proceed with creation or redemption orders with respect to an Underlying Fund and no other Authorized Participant is able to step forward to create or redeem creation units, there may be a significantly diminished trading market for the ETF’s shares.

9.	Comment: Please consider whether the expected disconsolation of LIBOR is a principal risk. If you believe it is not, please supplementally explain why, describing how the expected discontinuation of LIBOR will not affect the Fund’s investments, including, how the transition to any successor rate could impact the liquidity and value of investments that reference LIBOR.

Response: The Registrant respectfully declines to revise the existing disclosure. The Registrant notes that the Fund’s principal investment strategy is predicated upon a fund of funds structure. As such, the Fund does not invest in securities that are tied to LIBOR. To the extent that an Underlying Fund that the Fund invests in holds securities tied to LIBOR, the Fund currently includes principal investment risk disclosure under the “Strategies Risk” sub-heading that states, “Each Underlying Fund is subject to specific risks, depending on the nature of the fund. These risks could include liquidity risk, sector risk, and foreign currency risk, as well as risks associated with fixed income securities and commodities.”

10.	Comment: The Staff observed that there was no disclosure in the prospectus with respect to the departure of the UK from the EU. Please advise the Staff whether the Fund intends to add such disclosure or alternatively, why the Registrant believes the risk addressed by this disclosure is not a principal risk of investing in the Fund.

Response: The Registrant respectfully declines to revise the existing disclosure. The Registrant notes that the Fund’s principal investment strategy is predicated upon a fund of funds structure. To the extent that an Underlying Fund that the Fund invests in holds securities affected by the departure of the UK from the EU, the Fund currently includes principal investment risk disclosure under the “Foreign Risk” heading that states, “…changes in foreign economies and political climates are more likely to affect an Underlying Fund that invests in foreign securities, as compared to a mutual fund that invests exclusively in U.S. companies.”

How to Purchase Shares

11.	Comment: The Staff notes there may be an extra space between the sections, Purchase through Brokers and Purchase by Wire. Please review and update as necessary.

Response: The Registrant has removed the extra space in question.

Statement of Additional Information

Types of Investments – Investment Company Securities

12.	Comment: Please affirm that such exemptive relief referred to in this section applies to investments in both underlying funds and ETFs and for any 3-tiered investment structures.

Response: The Registrant affirms that the exemptive relief referred to in this section applies to investments in both underlying funds and ETFs. The Registrant notes that the Fund does not invest in 3-tiered investment structures and therefore does not opine on the exemptive relief’s applicability to such investments.

Part C

13.	Comment: Please include file numbers when the exhibits are incorporated by reference.

Response: The Registrant has revised the disclosure to include file numbers when exhibits are incorporated by reference.

* * * * *

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

cc: JoAnn M. Strasser